UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*

HIGHLAND DISTRESSED OPPORTUNITIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

430067108

(CUSIP Number)

Michael Colvin Highland Capital Management, L.P. Two Galleria Tower 13455 Noel Road, Suite 800 Dallas, Texas 75240 (972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 2, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	430067108	Page	2	of	9

1	NAMES OF REPORTING PERSONS Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		996,489.17

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		996,489.17

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	996,489.17

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	430067108	Page	3	of	9

1	NAMES OF REPORTING PERSONS Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		996,489.17

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		996,489.17

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	996,489.17

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, HC

CUSIP No.	430067108	Page	4	of	9

1	NAMES OF REPORTING PERSONS James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		996,489.17

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		996,489.17

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	996,489.17

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	430067108	Page	5	of	9
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Highland Distressed Opportunities, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
Item 2. Identiy and Background.
     (a) This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); and (iii) James D. Dondero (“Dondero”). The directors and executive officers of Strand are named on APPENDIX 1 hereto.
     Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
     (b) The address of the principal business office of each of the Reporting Persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons. Highland Capital is the investment adviser of the Issuer. The principal business of Strand is serving as the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. Mr. Dondero is serving as the President and a director of Strand. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Strand. Mr. Dondero is also the President of the Issuer.
     (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand and Services, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) The citizenship of Mr. Dondero is the United States. Highland Capital and Strand are Delaware entities.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 996,489.17 shares of the Common Stock (the “Shares”), which are reported herein, via dividend reinvestment and open market transactions for an aggregate purchase price of approximately $13,693,776.36.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Shares for investment purposes.
     Highland Capital is the investment adviser of the Issuer and as such provides a continuous investment program for the Issuer’s portfolio, provides investment research and places orders for the purchase or sale of securities, and provides facilities and personnel, including officers, for the Issuer. Mr. Dondero is the President of the Issuer. As a result of these relationships, the Reporting Persons are likely to engage in discussions with the Issuer and make recommendations to its board concerning the makeup of its board and management, its distribution policy, the issuance of additional securities including preferred stock, and other matters relating to the operations, management and capital structure of the Issuer.

CUSIP No.	430067108	Page	6	of	9
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the shares of the Common Stock beneficially owned by each Reporting Person:
     See the disclosure provided in response to Items 11 and 13 on the attached cover page(s)1.
     (b) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	shared power to vote or to direct the vote: See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	sole power to dispose or to direct the disposition of: See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	shared power to dispose or to direct the disposition of: See the disclosure provided in response to Item 10 on the attached cover page(s).
     (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction Date	Reporting Person	Shares Acquired	Price Per Share	Description of Transaction
04/08/2008	Highland Capital	12,402	$8.1674	Open Market
04/04/2008	Highland Capital	45,000	$7.7909	Open Market
04/03/2008	Highland Capital	35,000	$7.7879	Open Market
04/02/2008	Highland Capital	21,962	$7.6364	Open Market
04/01/2008	Highland Capital	10,000	$7.1187	Open Market
03/31/2008	Highland Capital	36,150	$6.9895	Open Market
03/28/2008	Highland Capital	2,300	$6.7113	Open Market

     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
EXHIBIT 1 Joint Filing Agreement, dated April 14, 2008

[1]	The percentage calculation is based on 17,716,771 shares of the Common Stock outstanding, reported on the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 20, 2008.

CUSIP No.	430067108	Page	7	of	9
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 14, 2008

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner
	By:	/s/ James D. Dondero
		Name:	James D. Dondero
		Title:	President

Strand Advisors, Inc.
By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

James D. Dondero

/s/ James D. Dondero

CUSIP No.	430067108	Page	8	of	9
APPENDIX 1
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below, other than Mr. Mundassery, is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The business address of Mr. Mundassery is 130 Jermyn Street, London, UK SWIY 4UR. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
STRAND ADVISORS, INC.
Director:
James D. Dondero
Executive Officers:

President:	James D. Dondero
Executive Vice President:	Mark Okada
Secretary:	Michael Colvin
Assistant Secretary:	Patrick Daugherty
Assistant Secretary:	Todd Travers
Assistant Secretary:	Appu Mundassery
Treasurer:	Ken McGovern
Chief Administrative Officer:	Patrick Boyce

CUSIP No.	430067108	Page	9	of	9
EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Highland Distressed Opportunities, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of April 14, 2008.

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner
	By:	/s/ James D. Dondero
		Name:	James D. Dondero
		Title:	President

Strand Advisors, Inc.
By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

James D. Dondero

/s/ James D. Dondero